XL CAPITAL ASSURANCE INC.
AND SUBSIDIARY
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Balance Sheets
(UNAUDITED)
(U.S. dollars in thousands, except share and per share amounts)

	As at	As at
	March 31,	December 31,
	2006	2005

Assets
Investments
Fixed maturities available for sale, at fair value
(amortized cost: 2006 - $289,090; 2005 - $281,719)	$281,942	$279,423
Short-term investments, at fair value
(amortized cost: 2006 - $13,337; 2005 - $7,244)	13,330	7,242
Other invested assets	12,222	17,621

Total investments	307,494	304,286
Cash and cash equivalents	30,030	32,337
Accrued investment income	1,871	2,650
Prepaid reinsurance premiums	467,482	440,241
Premiums receivable	9,351	5,034
Reinsurance balances recoverable on unpaid losses	125,944	122,073
Intangible assets - acquired licenses	11,529	11,529
Deferred federal income tax asset	19,985	18,845
Other assets	15,282	16,711

Total assets	$988,968	$953,706

Liabilities and Shareholder's Equity
Liabilities
Unpaid losses and loss adjustment expenses	$135,428	$131,602
Deferred premium revenue	523,108	492,406
Deferred ceding commissions, net	42,829	41,191
Reinsurance premiums payable	16,663	1,080
Funds held - affiliate	11,000	15,859
Accounts payable, accrued expenses and other liabilities	20,417	32,719
Current federal income tax payable	2,859	1,023
Intercompany payable to affiliates	15,170	10,878

Total liabilities	767,474	726,758

Shareholder's Equity
Common stock (par value $7,500 per share; 8,000 shares
authorized; 2,000 shares issued and outstanding)	15,000	15,000
Additional paid-in capital	239,173	239,173
Accumulated other comprehensive (loss) (net of deferred
federal income tax liability of: 2006 - $0; 2005 - $57)	(7,155)	(2,355)
Accumulated deficit	(25,524)	(24,870)

Total shareholder's equity	221,494	226,948

Total liabilities and shareholder's equity	$988,968	$953,706

see notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Statement of Operations and Comprehensive Income
(UNAUDITED)
(U.S. dollars in thousands)

	Three Months Ended
	March 31,

	2006	2005

Revenues
Gross premiums written	$70,780	$37,414
Ceded premiums written	(63,430)	(33,708)

Net premiums written	7,350	3,706
Change in net deferred premium revenue	(3,459)	(493)

Net premiums earned	3,891	3,213
Net investment income	3,716	3,034
Net realized (losses) on investments	(475)	(56)
Net realized and unrealized gains (losses) on
credit derivatives	(243)	208
Fee income and other	125	55

Total revenues	7,014	6,454

Expenses
Net losses and loss adjustment expenses	521	362
Net operating expenses	7,132	3,560

Total expenses	7,653	3,922

Income (loss) before federal income taxes	(639)	2,532

Federal income tax expense	15	975

Net (loss) income	(654)	1,557
Comprehensive (loss)
Other comprehensive (loss)	(4,800)	(2,591)

Comprehensive (loss)	$(5,454)	$(1,034)

see notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Statements of Changes in Shareholder’s Equity
(UNAUDITED)
(U.S. dollars in thousands, except share amounts)

	Three Months	Year Ended
	Ended	December 31,
	March 31, 2006	2005

Common Shares
Number of shares - beginning of year	2,000	2,000

Number of shares - end of period	2,000	2,000

Common Stock
Balance - beginning of year	$15,000	$15,000

Balance - end of period	15,000	15,000

Additional Paid-In Capital
Balance - beginning of year	239,173	239,173

Balance - end of period	239,173	239,173

Accumulated Other Comprehensive Income
Balance - beginning of year	(2,355)	1,578
Net change in unrealized appreciation of investments,
net of deferred federal tax benefit of $57
in 2006, $793 in 2005	(4,800)	(3,933)

Balance - end of period	(7,155)	(2,355)

Accumulated Deficit
Balance - beginning of year	(24,870)	(21,785)
Net loss	(654)	(3,085)

Balance - end of period	(25,524)	(24,870)

Total shareholder's equity	$221,494	$226,948

see notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Statements of Cash Flows
(UNAUDITED)
(U.S. dollars in thousands)

	Three Months Ended
	March 31,

	2006	2005

Cash flows provided (used) by operating activities
Net income (loss)	$(654)	$1,557
Adjustments to reconcile net Income (loss) to net cash provided (used)
by operating activities
Net realized losses on sale of investments	475	56
Net realized and unrealized (gains) losses on credit derivatives,
excluding cash received and paid	243	(208)
Amortization of premium on bonds	170	317
Increase (decrease) in unpaid losses and loss adjustment expenses, net	(45)	433
Increase in deferred premium revenue, net	3,459	493
Increase (decrease) in deferred ceding commissions, net	1,638	(2,700)
Increase (decrease) in reinsurance premiums payable	15,583	(14,279)
(Increase) decrease in premiums receivable	(4,317)	4,421
Decrease in accrued investment income	779	718
Increase in current federal income tax payable	1,836	975
Provision for deferred federal income tax asset	(1,083)	—
Increase (decrease) in accounts payable and accrued expenses	(10,523)	807
Increase (decrease) in intercompany payable to affiliates	4,292	(23,972)
Other	(591)	(2,283)

Total adjustments	11,916	(35,222)

Net cash provided (used) by operating activities	11,262	(33,665)

Cash flows from investing activities
Proceeds from sale of fixed maturities and short-term investments	8,419	14,635
Proceeds from maturity of fixed maturities and short-term investments	6,474	—
Purchase of fixed maturities and short-term investments	(28,462)	510
Decrease in payable for securities purchased	—	(20,079)

Net cash used in investing activities	(13,569)	(4,934)

Decrease in cash and cash equivalents	(2,307)	(38,599)
Cash and cash equivalents
Beginning of year	32,337	58,038

End of period	$30,030	$19,439

Taxes paid	$(738)	$—

see notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

1.	Organization and Ownership

XL Capital Assurance Inc. (“XLCA”) is a wholly owned subsidiary of XL Reinsurance America, Inc. (“XL RE AM”). XL RE AM and XLCA are indirect wholly owned subsidiaries of XL Capital Ltd (“XL Capital”), a public company whose shares are listed on the New York Stock Exchange.

XLCA is an insurance company domiciled in the State of New York and is licensed to conduct financial guaranty insurance business throughout all 50 of the United States, as well as in the Commonwealth of Puerto Rico, the District of Columbia, the U.S. Virgin Islands, and Singapore. In addition, XLCA through its wholly owned subsidiary, XL Capital Assurance (U.K.) Limited, (“XLCA-UK”), is licensed to conduct financial guaranty business in the United Kingdom. In addition, XLCA-UK is permitted to conduct business in Ireland, Spain, France, Portugal, Italy, The Netherlands, Greece, and Germany (XLCA and XLCA-UK are hereafter collectively referred to as the “Company”). XLCA and XLCA-UK have triple-A financial strength ratings from Standard & Poor’s Ratings Services, Moody’s Investors Service, Inc., and Fitch Inc. The Company is primarily engaged in the business of providing credit enhancement on fixed and variable rate income securities through the issuance of financial guaranty insurance policies, and credit protection on specific referenced credits or on pools of specific referenced credits through guarantees of credit default swaps issued by trusts established to comply with New York State Insurance Law. To facilitate distribution of their products XLCA maintains a branch office abroad in Singapore and XLCA-UK maintains a branch office in Madrid. In addition, XLCA has an office in California.

Financial guaranty insurance provides an unconditional and irrevocable guaranty to the holder of a debt obligation of full and timely payment of principal and interest when due. In the event of a default under the obligation, the insurer has recourse against the issuer and/or any related collateral (which is more common in the case of insured asset-backed obligations or other non-municipal debt) for amounts paid under the terms of the policy. Credit default swaps are derivative contracts which offer credit protection relating to a particular security or pools of specified securities. Under the terms of a credit default swap, the seller of credit protection makes a specified payment to the buyer of credit protection upon the occurrence of one or more specified credit events with respect to a referenced security. Credit derivatives typically provide protection to a buyer rather than credit enhancement of an issue as in traditional financial guaranty insurance. The Company’s underwriting policies limit the Company to providing credit protection on obligations or referenced securities that it determines would be of investment-grade quality without the benefit of credit enhancement provided by the Company through the issuance of insurance policies and credit default swaps. See Notes 3 for further details.

2.	Basis of Presentation and Consolidation

These unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiary and have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, these unaudited financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position and results of operations as at the end of and for the periods presented. The results of operations for any interim period are not necessarily indicative of the results for a full year. All significant inter-company accounts and transactions have been eliminated. These statements should be read in conjunction with the Company’s December 31, 2005 consolidated financial statements and notes thereto. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

3.	Credit Default Swaps

Credit default swaps are recorded at fair value which is determined using a model developed by the Company and is dependent upon a number of factors including changes in interest rates, credit spreads, changes in credit quality, expected recovery rates and other market factors. The change resulting from movements in these factors is unrealized as the credit default swaps are not traded to realize this value and is included in “net realized and unrealized gains on credit derivatives”. Other elements of the change in fair value are based upon pricing established at the inception of the contract, as well as actual and expected loss payments by the Company.

Effective January 1, 2005, the Company changed the presentation of its results from credit default swaps in its consolidated statements of income to include certain components of the change in fair value in “gross, ceded and net premiums written”, “net premiums earned” and “net losses and loss expenses incurred”. In addition, changes in presentation were made in its consolidated balance sheet, to classify the corresponding components of fair value in “unearned premiums” and “unpaid loss and loss expenses.” Previously, the change in fair value of all of the Company’s derivative transactions was reflected in the consolidated statements of income in one line item under “net realized and unrealized gains and losses on derivative instruments”, and the fair value thereof had been reflected in the consolidated balance sheet in “other assets” and “other liabilities”, as appropriate. This change in presentation is applicable only to credit default swaps issued by the Company that it has the intent and ability to hold to maturity and is consistent with practices in the financial guaranty insurance industry for reporting the results of such instruments.

The Company’s credit default swap portfolio generally requires the Company to meet payment obligations for referenced credits within the portfolio in the event of specific credit events after exhaustion of various first loss protection levels. These credit events are contract-specific, but generally cover bankruptcy and failure to pay and repudiation. The credit default swap portfolio consists of structured pools of corporate obligations that were awarded investment-grade ratings at the deals’ inception. At March 31, 2006, on a net par basis, approximately 92.5% of the portfolio was rated “AAA” with the remaining 7.5% allocated to other investment-grade ratings. The weighted average term of the contracts in-force was 5.6 years.

The following tables present the amounts related to credit default swaps reflected in our financial statements as at and for the periods indicated

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

	(unaudited)
(U.S. dollars in thousands)	Three Months Ended
	March 31,

	2006	2005

Income Statement
Gross premiums written	$5,477	$4,883
Net premiums earned	510	451
Net realized and unrealized (losses) gains on credit derivatives	(243)	208
Net losses and loss adjustment expenses	73	54

	(unaudited)
(U.S. dollars in thousands)	As at	As at
	March 31,	December 31,
	2006	2005

Assets
Reinsurance balances recoverable on unpaid losses	$9,720	$9,334
Other assets (1)	14,336	16,378

Total assets	$24,056	$25,712

Liabilities
Unpaid losses and loss adjustment expenses	$10,614	$10,155
Other liabilities (1)	13,625	15,423

Total liabilities	$24,239	$25,578

(1) Amounts represent components of fair value on credit derivatives that were not affected in connection with the change in presentation discussed above. Such amounts are net of amounts recoverable from an affiliate, XL Financial Assurance Ltd, which has contractually assumed a portion of the economics of such credit derivatives written by the Company.

4.	Recent Developments

In April 2006, the FASB issued FSP FIN 46(R)-6, Determining the Variability to be Considered in Applying FIN 46(R), which states that the variability to be considered when applying FIN 46(R) should be based on an analysis of the design of an entity which entails analyzing the nature of the risks in the entity and determining the purpose for which the entity was created and determining the variability the entity is designed to create and pass along to its interest holders. Typically, assets and operations of the entity create the variability (and thus are not variable interests), while liabilities and equity interests absorb that variability (and thus, are variable interests). The role of a contract or arrangement in the design of the entity, regardless of its legal form or accounting classification, shall dictate whether that interest should be treated as creating or absorbing variability for the entity. The guidance in this FSP must be applied as of July 1, 2006 and is not expected to have a material impact on the Company’s financial condition or results of operations but will form an important part of the Company’s evaluation of any relevant structures prospectively.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

At the request of the Securities and Exchange Commission, the Financial Accounting Standards Board has added a project to their agenda to review the accounting for financial guaranty insurance. The Company recognizes that there is diversity in practice among financial guarantee insurers and reinsurers with respect to their accounting policies. Current accounting literature, specifically Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 60 "Accounting and Reporting by Insurance Enterprises" ("SFAS 60”) and FASB Statement of Financial Accounting Standards No. 97 "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97"), does not specifically address the unique characteristics of loss reserves for financial guarantee insurance contracts. Consequently, the accounting principles ap plied by the industry, as well as the Company, have evolved over time and incorporate the concepts of both short-duration and long-duration contract accounting under the provisions of SFAS 60 and SFAS 97, as well as other accounting literature, such as FASB No. 5 “Accounting for Contingencies” and Emerging Issues Task Force (“EITF”) Issue No. 85-20 “Recognition of Fees for Guaranteeing a Loan”. The Company will continue its loss reserving practices as described in its 2005 year-end financial statements until further guidance is provided by the FASB.

5.	Variable Interest Entities

The Company insures obligations issued by variable interest entities ("VIEs") in the ordinary course of the Company's business. The Company provides financial guaranty insurance of structured transactions backed by pools of assets of specified types, municipal obligations supported by the issuers' ability to charge fees for specified services or projects, and corporate risk obligations including essential infrastructure projects and obligations backed by receivables from future sales of commodities and other specified services. The obligations related to these transactions are often securitized through VIEs. In synthetic transactions, the Company guaranties payment obligations of counterparties, including VIEs, through credit default swaps referencing asset portfolios. The Company only provides financial guaranty insurance of these VIEs for premiums at market rates but does not hold any equity positions or subordinated debt in these off-balance sheet arrangements. These financial guaranty insurance contracts represent variable interests held by the Company in VIEs.

In underwriting financial guaranty insurance, the Company generally requires that guarantied obligations be investment-grade prior to the provision of credit enhancement. Typically, in the case of asset-backed securities and other structured obligations, such investment grade ratings are based upon subordination, cash reserves and other structural protections. Consequently, the Company has determined that it is not the primary beneficiary of any VIEs in which it holds a variable interest. Accordingly, these VIEs are not consolidated.

6.	Tax Sharing Agreement

The Company’s U.S. federal income tax return is consolidated with XL America, Inc (“XLA”) and its subsidiaries. XLA maintains a tax sharing agreement with its subsidiaries, whereby the consolidated U.S. federal income tax liability is allocated among affiliates in the ratio that each affiliate’s separate return liability bears to the sum of the separate return liabilities of all affiliates that are members of the consolidated group. In addition, a complementary method is used which

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

results in reimbursement by profitable affiliates to loss affiliates for tax benefits generated by loss affiliates. As at March 31, 2006 and December 31, 2005, the Company had a Federal income tax payable of $2.8 million and 1.0 million to XLA, respectively.

As at March 31, 2006 and December 31, 2005, the Company had deferred federal income tax assets of $20.0 million and $18.8 million, respectively. As of December 31, 2005, the Company established a valuation allowance relating to net unrealized capital losses and a net realized capital loss carry forward. The valuation allowance at March 31, 2006 of $2,837,000 relates to net unrealized capital losses and a net realized capital loss carry forward that may not be realized within a reasonable period. At March 31, 2006, XLCA has net unrealized capital losses and a net realized capital loss carry forward of approximately $7.2 million and $957,000 respectively, against which a valuation allowance has been established. The net realized capital loss carry forward will expire in 2011.

Management believes it is more likely than not that the tax benefit relating to the Company’s deferred tax assets, net of the valuation allowance discussed above, will be realized.

7.	Treaties and Agreements with Affiliates

Services Agreements with Affiliates
XLCA has the following services agreements with affiliates:

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

  an agreement (the “XLFAS Agreement”) with XL Financial Administrative Services Inc. (“XLFAS”), whereby XLFAS provides XLCA with substantially all personnel services, as well as certain office space and furniture and equipment used by XLCA. Under the terms of this agreement, the costs of the aforementioned services are charged to XLCA in accordance with the requirements of Regulation 30 of the NYID. For the three months ended March 31, 2006 and 2005, the Company incurred costs under this agreement in the amount of $10,115,073, and $9,400,635, respectively, which are reflected in “Net operating expenses” in the accompanying consolidated statements of operations.

  an agreement (the “XLFP Agreement”) with XL Financial Products Ltd. (“XLFP”), whereby XLFP provides certain services to XLCA, including: identification and analysis of business opportunities; assistance in structuring and tailoring products; marketing; and communication to XLCA of any notices or other documents which XLFP receives relating to claims or other incidents under any of the policies. Under the terms of this agreement, the costs of the aforementioned services are charged to the XLCA. For the three months ended March 31, 2006, and 2005, the Company incurred costs under this agreement in the amount of $114,378, and $118,607, respectively, which are reflected in “Net operating expenses” in the accompanying consolidated statements of operations.

  an agreement with XL Global Services, Inc. (“XLGS”), whereby XLGS provides XLCA various services, including; information technology support, reinsurance and retrocessional consulting and management services, as well as actuarial, finance and internal audit services. Under the terms of this agreement, the costs of the aforementioned services are charged to XLCA. For the three months ended March 31, 2006, and 2005, the Company incurred costs under these agreements in the amount of $1,766,348, and $2,652,265, respectively, which are reflected in “Net operating expenses” in the accompanying consolidated statements of operations.

  an agreement with certain of its U.S. affiliates, including its ultimate U.S. holding company, X.L. America, Inc. (“XLA”), whereby XLA provides XLCA with certain services: including: advertising and participation on behalf of XLCA in certain regulatory mandated associations. Under the terms of this agreement, the costs of the aforementioned services are charged to XLCA. For the three months ended March 31, 2006, and 2005, the Company incurred costs under these agreements in the amount of $670,809, and $975,402 respectively, which are reflected in “Net operating expenses” in the accompanying consolidated statements of operations.

  an agreement, effective January 1, 2005, with XL Investment Management Ltd. (“XLIM”), whereby XLIM provides investment management services to XLCA. Under the terms of this agreement the costs of the aforementioned services are charged to XLCA. For the three months ended March 31, 2006 and 2005, the Company incurred expenses of $46,212 and $39,138 respectively, which are reflected in “Net investment income” in the accompanying consolidated statements of operations.

Employee Benefit Plans

XLA maintains a qualified defined contribution pension plan for the benefit of all eligible employees and a non-qualified deferred compensation plan for the benefit of certain employees of XLFAS and some other subsidiaries (collectively, the “Plans”). XLFAS’s discretionary contributions to both Plans are based on a fixed percentage of employee contributions as defined by the Plans. The Company’s share of allocated pension expense was $668,063 and $569,010 for the three months ended March 31, 2006 and 2005, respectively.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

Reinsurance Treaties with Affiliates
The Company has a facultative quota share reinsurance treaty (“Treaty”) with XL Financial Assurance Ltd (“XLFA”), a Bermuda financial guaranty reinsurer, which is 86.8% owned by XL Capital through its wholly owned subsidiary, XL Insurance (Bermuda) Ltd. The remaining 13.2% of XLFA is owned by Financial Security Assurance Holdings Ltd., an unrelated company. Under the terms of this agreement, XLFA agrees to reinsure up to 90% of the Company’s acceptable risks. The Company is allowed up to a 30% ceding commission (or such other percentage on an arm’s-length basis) on ceded premiums written under the terms of this agreement.

The Company has a facultative reinsurance arrangement (the “XL Re Treaty”) with XL RE AM. Under the terms of the XL Re Treaty, XL RE AM agrees to automatically reinsure risks insured by the Company under financial guaranty insurance policies up to the amount necessary for the Company to comply with single risk limitations set forth in Section 6904(d) of the New York Insurance Laws. The reinsurance provided by XL RE AM may be on an excess of loss or quota share basis. The Company is allowed up to a 30% ceding commission (or such other percentage on an arm’s-length basis) on ceded premiums written under the terms of this agreement.

Amounts ceded to affiliate reinsurers are as follows:

(U.S. dollars in thousands)
	Three Months Ended
	March 31,

	2006	2005

Ceded premiums written	$62,796	$32,214
Ceded premiums earned	35,501	27,915
Ceding commission revenue	10,846	8,816
Ceded losses and loss adjustment expenses	3,699	3,606

Related Party Guarantees
The Company provides financial guaranty insurance policies insuring timely payment of investment agreements issued by XL Asset Funding Company I LLC (“XLAF”), an affiliate of the Company. As of March 31, 2006 and December 31, 2005, the aggregate face amount of such investment agreements insured by the Company before reinsurance was $3.7 billion ($367.3 million after reinsurance to XLFA) and $3.7 billion ($366.7 million after reinsurance to XLFA), respectively. In addition, the Company insures XLAF’s obligation under certain derivative contracts issued and purchased by XLAF. As at March 31, 2006 the total notional value of such contracts insured was $225.1 million. For the period ended March 31, 2006 and 2005, the company recorded earned premiums of $958,926 and $608,244, respectively.

XLI guarantees the obligations of XLCA in connection with certain transactions insured by XLCA- UK. As of March 31, 2006 and December 31, 2005, the gross par outstanding related to these transactions were approximately $927.0 million ($54.7 million net of reinsurance) and $913.3 million ($53.7 million net of reinsurance), respectively.

8.	Liability for Losses and Loss Adjustment Expenses

The Company’s liability for losses and loss adjustment expenses consists of case basis reserves and unallocated reserves. Activity in the liability for losses and loss adjustment expenses is summarized as follows:

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

	(Unaudited)
	As at and for the		As at and for the
	Three Months Ended		Twelve Months Ended
	March 31, 2006		December 31, 2005

(U.S. dollars in thousands)	Case	Unallocated	Case	Unallocated
	Reserves	Reserves	Reserves	Reserves

Balance, beginning of period	$66,182	$65,420	$45,550	$49,774
Incurred losses and loss adjustment
expense	1,247	3,145	22,648	15,646
Paid loss and loss adjustment
expense	(566)	—	(2,016)	—

Balance, end of period	66,863	68,565	66,182	65,420
Reinsurance recoverable	(63,615)	(62,329)	(62,518)	(59,555)

Net balance, end of period	$3,248	$6,236	$3,664	$5,865

Case Basis Reserves for Losses and Loss Adjustment

Set forth below is a discussion of certain significant case basis reserves established by the Company:

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

a.	During the year ended December 31, 2004, the Company recorded a provision for losses of approximately $42.1 million, representing the present value loss expected to be incurred in the future with respect to an insured project financing. Because this loss represented a full limit loss to the subordinated tranche of the insured transaction, the remaining unearned premium pertaining to such tranche, which aggregated approximately $23.3 million, was fully earned resulting in a net loss, before reinsurance, of approximately $18.8 million. The portion of the insured exposure to which this loss relates was fully reinsured on a first-loss basis by an affiliate of the Company and, accordingly, there was no net impact on the Company’s results of operations from this loss provision. Pursuant to the assumptions upon which the estimate was based, under its existing reinsurance arrangements, approximately 17.5% of any additional loss provision in excess of the aforementioned amount provided will be retained by the Company. During 2005, the Company recorded an additional provision for loss relating to this transaction of $16.7 million ($2.8 million after reinsurance to affiliates), on a net present value basis, to reflect certain adverse developments. There was no change in the Company’s carried reserve during the three months ended March 31, 2006. The total remaining par insured by the Company in connection with this transaction, which amortizes over the next 13 years, aggregated approximately $237.8 million ($40.3 million net of reinsurance to affiliates) at March 31, 2006. The estimate of loss was necessarily based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate as necessary, as information becomes available..

b.	In December 2005 certain notes which were insured by the Company and collateralized by loans to medical providers (the “Insured Notes”) defaulted upon their maturity. In satisfaction of the resulting claim, the Company purchased the Insured Notes for $20.2 million, which represented the remaining outstanding principal and accrued interest on the Insured Notes. The Insured Notes were recorded as an investment at their estimated fair value of $19.5 million at the date of acquisition and are reflected in the accompanying consolidated balance sheet under the caption, “other invested assets”. The difference between the estimated fair value of the Insured Notes at the date they were acquired and the consideration paid to acquire the notes were recorded as a paid loss of $0.7 million ($0.1 million, net of reinsurance of XLFA). At March 31, 2006 and December 31, 2005, the Company had a receivable from XLFA in the amount of $0.0 million and $7.7 million, respectively, with respect to the remaining amount uncollected for the Insured Notes, as well as a “Funds held” liability to XLFA at March 31, 2006 and December 31, 2005 in the amount of $11.0 million and $15.9 million, respectively. The Funds held liability accrues interest at the same rate of the Insured Notes.

c.	The estimate of fair value of the Insured Notes was based on the Company’s estimate of the fair value of the underlying collateral which, as previously discussed, consisted of loans to medical providers. Certain of these loans were made to Intrepid USA Healthcare Services (“Intrepid”), a national provider of home nursing services to patients with acute illnesses. Intrepid declared bankruptcy in 2004. On February 3, 2006, Intrepid emerged from bankruptcy. In connection therewith, in February 2006, the Company accepted preferred stock of Intrepid in exchange for the cancellation of a portion of the Insured Notes. This preferred stock is in-substance common stock, as defined in EITF 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common stock, and represents a 49% ownership interest in Intrepid. In connection with, and critical to, Intrepid’s emergence from bankruptcy was certain exit financing obtained by Intrepid. Pursuant to the terms of the related credit agreement, Intrepid must achieve

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

certain financial targets over certain periods of time. In certain cases, if such targets are not met, the provider of such financing may foreclose on all ownership interest in Intrepid. If the provider of the financing foreclosed on all ownership interest in Intrepid, which is not expected by management, the Company would be required to write-off the carrying value of this investment. During the three months ended March 31, 2006, the Company recognized an other than temporary impairment charge aggregating $4.9 million pre-tax on the Insured Notes and the preferred stock in Intrepid ($0.5 million, net of reinsurance to XLFA). At March 31, 2006, the carrying value of the Insured Notes and preferred stock was $2.1 million and $10.1 million, respectively.

d.	During the year ended December 31, 2005, the XLCA recorded a provision for loss of $5.2 million ($0.9 million after reinsurance to affiliates) representing the present value loss expected to be incurred in the future with respect to an insured residential mortgage securitization. There was no change in the Company’s carried reserve during the three months ended March 31, 2006. The total insured exposure to which this loss relates was 82.6% reinsured by an affiliate of the Company on a pro rata basis. The total remaining par insured by the XLCA in connection with this transaction aggregated approximately $229.3 million ($34.1 million net of reinsurance to affiliates) at March 31, 2006, and amortizes over many years into the future. The estimate of loss was necessarily based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate as necessary, as information becomes available.

In addition to the matters discussed above, at March 31, 2006 the Company had case basis loss adjustment expense reserves of $ 2.8 million, which primarily relate to remediation efforts associated with the aforementioned transactions.

Unallocated Reserves

The Company maintains an unallocated loss reserve for expected levels of losses associated with currently insured issues, which is estimated by management based upon an actuarial reserving analysis. The actuarial methodology applied by the Company is in accordance with Actuarial Standards of Practice No. 36, Determination of Reasonable Provision. The methodology applied is based on the selection of an initial expected loss ratio, as well as an expected loss emergence pattern. The Company’s selection of an initial expected loss ratio and loss emergence pattern considered the characteristics of the Company’s own book of business as well its actual loss experience and that of the industry. On an annual basis, the Company compares its selected initial expected loss ratio to its actual loss experience, as well as to industry loss experience, and will adjust it as considered necessary, to en sure such initial expected loss ratio continues to be appropriate for the risks in its in-force business. In addition, the expected loss emergence pattern will be adjusted or realigned on an annual basis, as considered necessary, to better correlate with the underlying changes in the Company’s in force business. The Company’s unallocated reserve is available to be applied to new case basis reserves that may be established for claims on current outstanding insured principal and interest in the future. For the three months ended March 31, 2006 the Company had net favorable development of its unallocated loss reserves, as compared to the comparable prior year period. The favorable loss reserve development resulted from updating the expected risk expiration of the Company’s in-force book of business at the end of 2005, as well as the impact of changes in the in-force book of business that have occurred during the 2005.

Insured Exposure in Geographic Area Impacted by Hurricanes Katrina and Rita

Set forth below is a summary of the Company’s principal exposure as at March 31, 2006 to credits located in the Alabama, Louisiana, Mississippi, and Texas counties designated by the Federal Emergency Management Agency (FEMA) for “Individual and Public Assistance” (excluding counties

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

designated to receive only Category A: Debris Removal and Category B: Emergency Protective Measures) as at March 31, 2006 as a result of Hurricanes Katrina and Rita. Such exposure consists solely of guaranteed public finance exposures. The Company has no direct exposure to the City of New Orleans or to any other issuer located in such City. The Company’s asset-backed transactions have not been included in the table set forth below as they are backed by pools of geographically diverse assets with minimal concentration in the areas affected. As at March 31, 2006, the Company has not been notified of any claims associated with Hurricane Katrina or Hurricane Rita. In addition, based on the Company’s assessment of its exposures in the affected areas and all related available information, it has not established any reserves at such date. As additional information becomes available, the Company will assess the need for reserves and make provision therefore as considered necessary. Further new designations and/or reclassifications of FEMA-designated counties by FEMA may occur. Accordingly, the table below is subject to revision.

	March 31, 2006

(U.S. dollars in thousands)	Gross Par
		Louisiana
		(New
		Orleans	Other			Total
Bond Type	Texas	area)	Louisiana	Mississippi	Alabama	Gross Par
General Obligation	$54,828	$13,095	$28,470	$38,850	$57,795	$193,038
Sales Tax Supported	7,570	1,240	3,875	5,310	—	17,995
Higher Education	6,070	—	—	—	—	6,070
Utility - Public	10,365	—	17,095	—	—	27,460
Utility - Private (investor-owned)	—	—	—	90,000	—	90,000

Totals	$78,833	$14,335	$49,440	$134,160	$57,795	$334,563

	Net Par
		Louisiana
		(New
		Orleans	Other			Total
Bond Type	Texas	area)	Louisiana	Mississippi	Alabama	Net Par
General Obligation	$5,483	$1,310	$2,847	$3,885	$5,780	$19,305
Sales Tax Supported	757	124	388	531	—	1,800
Higher Education	607	—	—	—	—	607
Utility - Public	1,037	—	1,710	—	—	2,747
Utility - Private (investor-owned)	—	—	—	9,000	—	9,000

Totals	$7,884	$1,434	$4,945	$13,416	$5,780	$33,459

9.	Subsequent Events

On April 7, 2006, Security Capital Assurance Ltd (“SCA”) filed a registration statement on form S-1 for an initial public offering. SCA is a wholly owned subsidiary of XL Capital Ltd and was formed to hold the XL Capital Ltd’s financial guarantee insurance and reinsurance businesses conducted through XLCA and XLFA. Under the registration statement, a portion of SCA’s shares will be issued and sold and a portion will be sold by XL Insurance (Bermuda) Ltd, as selling shareholder. After the consummation of the offering XL Capital Ltd will beneficially own approximately 60% to 65% of SCA’s outstanding common stock.